I, Herbert Gibson, certify that:

(1) the financial statements of G WIZICON Technologies, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of G WIZICON Technologies, Inc. included in this Form reflects accurately the information reported on the tax return for G WIZICON Technologies, Inc. filed for the fiscal year ended 2015.

Herbert E. Gibson
Chief Executive Officer

12-20-2016

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.